Contact

www.linkedin.com/in/kalam-dennis-641a7120 (LinkedIn)

Kalam Dennis

Co Founder at AptDeco
New York, New York, United States

Experience

AptDeco

Co Founder
January 2014 - Present (10 years 6 months)
New York, New York

Chief Marketing Officer

Chief Operating Officer

L'Oréal

10 years 8 months

Vice President - Sales Business Development
January 2012 - January 2014 (2 years 1 month)
new york, new york

Senior Brand Marketing Manager
November 2010 - February 2012 (1 year 4 months)
New York, New York

National Account Manager - Walgreens
September 2008 - November 2010 (2 years 3 months)
New York, New York

Category Development Manager - Wal-Mart
May 2007 - September 2008 (1 year 5 months)
Memphis, TN

Customer Marketing Manager - Target
May 2005 - May 2007 (2 years 1 month)
New York, New York

Sales TRACKer- Management Training Program
June 2003 - May 2005 (2 years)
New York, New York

Education

Clark Atlanta University

Business Administration, Marketing · (1999 - 2003)